Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

XENOPORT, INC.

at

$7.03 PER SHARE, NET IN CASH

by

AP ACQUISITION SUB, INC.

an indirect wholly owned subsidiary of

ARBOR PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM,

NEW YORK CITY TIME, ON JULY 1, 2016 UNLESS THE OFFER IS EXTENDED.

AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Arbor Pharmaceuticals, Inc., a Delaware corporation (“Arbor”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort” or the “Company”), at a purchase price of $7.03 per Share (the “Offer Price”), net to the holder thereof in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2016, by and among Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”) and a wholly owned subsidiary of Arbor, Purchaser and XenoPort (the “Merger Agreement”). Pursuant to the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into XenoPort (the “Merger”), with XenoPort continuing as the surviving corporation, and as an indirectly wholly owned subsidiary by Arbor. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by XenoPort (or held in XenoPort’s treasury), Parent or Purchaser (or any other wholly owned subsidiary of Parent), all of which will cease to exist, and (ii) Shares owned by XenoPort stockholders who have preserved their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares, or consummating the Offer or the Merger.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (i) the number of Shares that have been validly tendered and not withdrawn prior to the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer), together with those Shares already owned by Parent and its affiliates, constitute at least a majority of the issued and outstanding Shares and (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The XenoPort Board of Directors, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, XenoPort’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by XenoPort; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of XenoPort tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears below under the heading “Summary Term Sheet.” You should read this entire document carefully before deciding whether to tender Shares in the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (877) 278-4751

Email: XenoPort@georgeson.com

June 6, 2016

IMPORTANT

Any stockholder of XenoPort who desires to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder desires to tender such Shares.

Any stockholder of XenoPort who desires to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Time (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender Shares in the Offer.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offer or passed upon the fairness or merits of the Offer or the Merger or the adequacy or accuracy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

No person has been authorized to give any information or to make any representation on behalf of Arbor, Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser, the Depositary, the Paying Agent or the Information Agent for the purpose of the Offer.

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase and the Letter of Transmittal. You are urged to read carefully and in their entirety this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you, because this Summary Term Sheet may not contain all of the information that is important to you. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics summarized below. The information concerning XenoPort contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by XenoPort or has been taken from or is based upon publicly available documents or records of XenoPort on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below in the “Introduction”). Parent and Purchaser have not independently verified the accuracy and completeness of such information. References to “we,” “us,” or “our” refer to Purchaser and, where appropriate, Parent and/or Arbor.

The following are answers to some of the questions you, as a stockholder of XenoPort, may have about the Offer.

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc. (“XenoPort” or the “Company”).

Price Offered Per Share:	$7.03, net to the holder thereof in cash, without interest thereon and subject to any applicable tax withholding.

Scheduled Expiration of Offer:	11:59 PM, New York City time, on July 1, 2016, unless the Offer is extended or terminated.

Purchaser:	AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”).

Who is offering to buy my securities?

Purchaser is offering to purchase all of the issued and outstanding Shares. Purchaser is a wholly owned subsidiary of Parent and was formed for the sole purpose of making the Offer and effecting the merger of Purchaser with and into XenoPort (the “Merger”), with XenoPort continuing as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of May 21, 2016, by and among Parent, Purchaser and XenoPort (the “Merger Agreement”). Parent is a wholly owned subsidiary of Arbor Pharmaceuticals, Inc., a Delaware corporation (“Arbor”). See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Purchaser, Parent and Arbor.”

What is the class and amount of securities sought in the Offer?

Purchaser is offering to purchase all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

Purchaser is offering to pay $7.03 per Share (the “Offer Price”), net to the holder thereof in cash, without interest thereon and subject to applicable tax withholding. If you are the record owner of your Shares and you directly tender your Shares to Computershare (the “Depositary”) in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee, and your nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. XenoPort, Parent and Purchaser have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the subsequent Merger. See Section 11 — “The Merger Agreement.”

Will you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. The total amount of funds required to consummate the Offer and to provide funding for the Merger is approximately $467 million, plus related fees and expenses. Arbor and Parent expect to obtain the necessary funds from (i) available cash of Arbor and XenoPort on hand at the closing and (ii) the proceeds of a credit facility contemplated by the debt commitment letter, dated May 21, 2016, that Arbor entered into in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”) or the proceeds of another bank or debt financing entered into by Arbor or Parent in lieu of all or a portion of such credit facility (any such credit facility or other financing, the “Debt Financing”). The Debt Commitment Letter provides for up to $575 million of debt financing (including a $75 million secured revolving credit facility, the proceeds of which are not expected to be used to consummate the Offer or the Merger but which may be used by Parent or the surviving corporation for general corporate purposes after the consummation of the Merger). See Section 9 — “Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition and Arbor has committed debt financing sufficient to finance the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser intends to complete the Merger, and all of the Shares (other than Shares held by XenoPort (or in XenoPort’s treasury), Parent, Purchaser or any other wholly owned subsidiary of Parent and Shares subject to appraisal rights) then issued and outstanding will be converted in the Merger into the right to receive the Offer Price (or any greater per Share price paid in the Offer).

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until 11:59 PM, New York City time, on July 1, 2016 to tender your Shares in the Offer. In addition, pursuant to the Merger Agreement, we may elect to or may be required to extend the Offer, and you will have an additional opportunity to tender your Shares if we extend the Offer. The term “Expiration Time” means the time and date at which the Offer expires, as it may be extended in accordance with the terms of the Merger Agreement.

If you cannot deliver everything required to make a valid tender by the Expiration Time, you may still participate in the Offer by using, prior to the Expiration Time, the guaranteed delivery procedure described in this Offer to Purchase. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If you own your Shares through a broker, bank or other nominee, you should be aware that your nominee may establish its own earlier deadline for participating in the Offer. Accordingly, beneficial owners holding

Shares through a broker, dealer, commercial bank, trust company or other nominee and who desire to participate in the Offer should contact their nominee as soon as possible to determine the times by which such owner must take action to participate in the Offer.

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then: (i) Purchaser may extend the Offer and the then-scheduled Expiration Time for one or more additional periods of not more than 10 business days each, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date (as defined below), to permit such Offer condition to be satisfied; and (ii) to the extent requested by XenoPort from time to time, Purchaser will extend the Offer and the then-scheduled Expiration Time for one or more periods ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date, to permit such Offer condition to be satisfied;

•	Purchaser will extend the Offer for any period required by applicable law, any interpretation or position of the SEC or its staff or the rules of The Nasdaq Stock Market LLC applicable to the Offer;

•	if, at the then-scheduled Expiration Time, XenoPort brings or has brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or Purchaser, the Expiration Time will be extended: (i) for the period during which such action is pending; or (ii) by such other time period established by the court presiding over such action, but, in any event, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date;

•	if: (i) on or after the second business day prior to the then-scheduled Expiration Time, the full amount of the Debt Financing is not reasonably expected to be available to be funded promptly after the Expiration Time (a “Financing Delay”) and Parent notifies XenoPort in writing that a Financing Delay has occurred (such notice, a “Financing Delay Notice”); (ii) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort; and (iii) Parent and Purchaser irrevocably acknowledge and agree in a writing delivered to XenoPort (which writing need only be delivered one time) that certain specified Offer conditions (including the Representations Conditions, the MAE Condition, and the Marketing Period Condition, each as defined below) are deemed to have been satisfied or waived at the Expiration Time, then Purchaser may extend (and re-extend) the Offer and the then-scheduled Expiration Time for one or more periods of up to five business days each, or such other duration as may be agreed to by Parent and XenoPort; except that Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date; and

•	if: (i) on or after the second business day prior to the then-scheduled Expiration Time, there is a Financing Delay and Parent provides XenoPort with a Financing Delay Notice; and (ii) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort, then to the extent requested by XenoPort from time to time, Purchaser will extend the Offer and the then-scheduled Expiration Time for one or more periods of at least five business days and no more than 10 business days each; except that Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date.

The “End Date” is September 30, 2016, except that if the Marketing Period (as defined in the Merger Agreement) has commenced and is continuing, but the Shares tendered in the Offer have not been accepted for payment, then the End Date will automatically extend to five business days following then-scheduled end of the Marketing Period.

See Sections 1 — “Terms of the Offer” and 11 — “The Merger Agreement”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the business day after the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur promptly following the consummation of the Offer, without a subsequent offering period.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	the number of Shares that have been validly tendered and not withdrawn prior to the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer), together with those Shares already owned by Parent and its affiliates, constitute at least a majority of the issued and outstanding Shares (such condition, the “Minimum Condition”);

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	the accuracy of XenoPort’s representations and warranties contained in the Merger Agreement, subject to certain materiality and material adverse effect qualifiers (the “Representations Conditions”);

•	the performance by XenoPort of its obligations under the Merger Agreement in all material respects;

•	the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect (as defined in the Merger Agreement) (the “MAE Condition”);

•	the absence of (i) an order preventing the consummation of the Offer or the Merger and (ii) a law, rule or regulation enacted since the date of the Merger Agreement making the consummation of the Offer or the Merger illegal;

•	the completion of the Marketing Period (the “Marketing Period Condition”); and

•	the Merger Agreement not having been validly terminated.

The Offer is also subject to a number of other important conditions. We expressly reserve the right to waive any such conditions (other than the Minimum Condition), but we cannot, without XenoPort’s prior written consent, add any conditions or amend, modify or supplement the conditions to the Offer in any manner adverse to the holders of the Shares. See Sections 11 — “The Merger Agreement” and 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, to tender your Shares, you must deliver to the Depositary the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, prior to the Expiration Time. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee, at or prior to the Expiration Time through the enclosed Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If your Shares are held in street name (that is, through a broker, dealer or other nominee), you must contact your broker, dealer or other nominee to request such person to tender your shares.

See the Letter of Transmittal and Notice of Guaranteed Delivery and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Time and, if we have not accepted your Shares for payment by the end of August 5, 2016, the date that is 60 days after commencement of the Offer, you may withdraw them at any time after that date until we accept Shares for payment. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the XenoPort Board of Directors?

The XenoPort Board of Directors, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, XenoPort’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by XenoPort; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of XenoPort tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL. A more complete description of the reasons for the XenoPort Board of Directors’ approval of the Offer and the Merger is set forth in XenoPort’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you together with this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser expects to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by XenoPort (or in XenoPort’s treasury), Parent or Purchaser (or any other wholly owned subsidiary of Parent), and (ii) Shares owned by XenoPort stockholders who have preserved their appraisal rights under Section 262 of the DGCL, will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), without interest and subject to any applicable tax withholding.

If you decide not to tender your Shares in the Offer and the Merger occurs, unless you properly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. If the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares and appraisal rights will not be available to you if you tender your Shares.

Subject to certain conditions, if Purchaser purchases Shares in the Offer, Parent and Purchaser are obligated under the Merger Agreement to cause the Merger to occur. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement will be required in connection with the Merger. In addition, once the Merger occurs, XenoPort will be a wholly owned subsidiary of Parent, and we intend to cause the Company to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer or the Merger?

No appraisal rights are available to you in connection with the Offer. If Purchaser accepts Shares in the Offer and we consummate the Merger, however, XenoPort stockholders who do not tender their Shares in the Offer and properly perfect their rights to seek appraisal for their Shares under the DGCL will be entitled to appraisal rights in connection with the Merger. See Section 17 — “Appraisal Rights.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or exchanging my Shares for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, the receipt of cash in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, provided that you hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash you receive (determined before the deduction of any tax withholding) in exchange for your Shares in the Offer or the Merger and (ii) your adjusted tax basis in the Shares tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain U.S. Federal Income Tax Consequences.”

We urge you to consult with your tax advisor as to the particular tax consequences to you of the Offer and the Merger.

What is the market value of my Shares as of a recent date?

On May 20, 2016, the last trading day before we announced the execution of the Merger Agreement, the closing sale price of XenoPort’s common stock reported on the NASDAQ Stock Market was $4.40 per Share. We encourage you to obtain a recent quotation for the Shares before deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What will happen to my stock options and restricted stock units in the Offer and the Merger?

Options to purchase Shares (each, a “Company Stock Option”) are not sought in or affected by the Offer. Pursuant to the Merger Agreement, however, immediately prior to Purchaser’s acceptance of the Shares in the Offer (the “Acceptance Time”), each Company Stock Option will fully vest and be cancelled and the holder of such Company Stock Option will become entitled to receive a cash payment equal to the product of (i) the number of Shares underlying such Company Stock Option and (ii) the excess, if any, of the Offer Price (or any greater per Share price paid in the Offer) over the exercise price per share of such Company Stock Option, without interest and less any applicable tax withholding.

Restricted stock units of the Company (each, a “Company RSU”) are not sought in or affected by the Offer. Pursuant to the terms of the Merger Agreement, immediately prior to the Acceptance Time, each Company RSU will fully vest and be cancelled and the holder of such Company RSU will become entitled to receive a cash payment equal to the product of (i) the number of Shares subject to such Company RSU and (ii) the Offer Price (or any greater per Share price paid in the Offer), without interest and less any applicable tax withholding.

Who should I call if I have questions about the Offer?

You may call Georgeson LLC, the information agent (the “Information Agent”) for the Offer, at (877) 278-4751 (toll free). See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of

Common Stock of XenoPort, Inc.:

INTRODUCTION

AP Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort” or the “Company”), at a purchase price of $7.03 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 21, 2016, by and among Parent, Purchaser, and XenoPort (the “Merger Agreement”). Pursuant to the Merger Agreement, following completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into XenoPort (the “Merger”), with XenoPort continuing as the surviving corporation and as a wholly owned subsidiary of Parent. Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by XenoPort (or in XenoPort’s treasury), Parent or Purchaser (or any other wholly owned subsidiary of Parent), and (ii) Shares owned by XenoPort stockholders who have preserved their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement.”

The Offer is conditioned upon, among other things, (i) the number of Shares that have been validly tendered and not withdrawn prior to the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer), together with those Shares already owned by Parent and its affiliates, constitute at least a majority of the issued and outstanding Shares (such condition, the “Minimum Condition”), (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the accuracy of XenoPort’s representations and warranties contained in the Merger Agreement, subject to certain materiality and material adverse effect qualifiers, (iv) the performance by XenoPort of its covenants under the Merger Agreement in all material respects, (v) the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect (as defined in the Merger Agreement and below in “Certain Conditions of the Offer”), (vi) the absence of an order preventing the consummation of the Offer or the Merger and a law, rule or regulation enacted since the date of the Merger Agreement making the consummation of the Offer or the Merger illegal, (vii) the completion of the Marketing Period (as defined in the Merger Agreement), and (viii) the Merger Agreement not having been validly terminated. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Offer expires at 11:59 PM, New York City time, on July 1, 2016, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open. See Section 1 — “Terms of the Offer.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below under “Terms of the Offer”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The XenoPort Board of Directors, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, XenoPort’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by XenoPort; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of XenoPort tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

A more complete description of the reasons for the XenoPort Board of Directors’ approval of the Offer and the Merger is set forth in XenoPort’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to XenoPort’s stockholders together with this Offer to Purchase.

Purchaser has engaged Georgeson LLC as the information agent (the “Information Agent”) for the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents or assistance regarding the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Time” means 11:59 PM, New York City time, on July 1, 2016, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition and (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the HSR Act. The Offer is also subject to other conditions set forth in Section 15 — “Certain Conditions of the Offer.”

Pursuant to the Merger Agreement, Purchaser has expressly reserved the right to waive any of the Offer conditions in whole or in part at any time. Notwithstanding the foregoing, without the prior written consent of XenoPort, Purchaser may not (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased by Purchaser in the Offer, (iii) except as otherwise permitted by the Merger Agreement, reduce the Offer Price to be paid pursuant to the Offer, (iv) except as otherwise permitted by the Merger Agreement, extend or otherwise change the Expiration Time of the Offer, (v) change the form of consideration payable in the Offer, (vi) impose any additional conditions to the Offer, (vii) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting any of the holders of Shares; or (viii) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Offer Price will be adjusted appropriately to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction between the date of the Merger Agreement and the Acceptance Time.

The Merger Agreement provides that if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then: (i) Purchaser may extend the Offer and the then-scheduled Expiration Time for one or more additional periods of not more than 10 business days each, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date (as defined below), to permit such Offer condition to be satisfied; and (ii) to the extent requested by XenoPort from time to time, Purchaser must extend the Offer and the then-scheduled Expiration Time for one or more periods ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date, to permit such Offer condition to be satisfied. Purchaser will also extend the Offer for any period required by applicable law, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the rules of The Nasdaq Stock Market LLC applicable to the Offer. The “End Date” is September 30, 2016, except that if the Marketing Period (as defined in the Merger Agreement) has commenced, but the Shares tendered in the Offer have not been accepted for payment, then the End Date will automatically extend to five business days following then-scheduled end of the Marketing Period.

Additionally, if, at the then-scheduled Expiration Time, XenoPort brings or has brought any action enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or Purchaser, the Expiration Time will be extended: (i) for the period during which such action is pending; or (ii) by such other time period established by the court presiding over such action, but, in any event, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date.

Pursuant to the Merger Agreement, if (i) on or after the second business day prior to the then-scheduled Expiration Time, the full amount of the Debt Financing is not reasonably expected to be available to be funded promptly after the Expiration Time (a “Financing Delay”) and Parent notifies XenoPort in writing that a Financing Delay has occurred (such notice, the “Financing Delay Notice”); (ii) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort; and (iii) Parent and Purchaser irrevocably acknowledge and agree in a writing delivered to XenoPort (which writing need only be delivered one time) that certain specified Offer conditions (including the Representations Conditions, the MAE Condition, and the Marketing Period Condition, each as defined below) shall be deemed to have been satisfied or waived at the Expiration Time, then Purchaser may extend (and re-extend) the Offer and the then-scheduled Expiration Time for one or more periods of up to five business days each, or such other duration as may be agreed to by Parent and XenoPort, except that Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date.

Additionally, if (i) on or after the second business day prior to the then-scheduled Expiration Time, there is a Financing Delay and Parent provides XenoPort with a Financing Delay Notice; and (ii) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort, then to the extent requested by XenoPort from time to time, Purchaser will extend the Offer and the then-scheduled Expiration Time for one or more periods of at least five business days and no more than 10 business days each, except that Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date.

Any extension, delay, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date of the Offer. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The minimum period during which an offer must remain open following a material change in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. The SEC has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought (which would require XenoPort’s consent) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, Computershare Inc. (the “Depositary”) may, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

XenoPort has provided Purchaser with XenoPort’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, is being mailed to record holders of Shares whose names appear on XenoPort’s stockholder list and is being furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” promptly following the Expiration Time, Purchaser will accept for payment and will pay for all Shares that have been validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Time. Parent will provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any and all Shares that Purchaser becomes obligated to purchase pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted electronically by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of XenoPort’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of XenoPort.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments of the Offer Price to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding, which is currently imposed at a rate of 28%. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder, and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes1) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Internal Revenue Service website at www.irs.gov) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

[1]	As per Section 7701(a)(30) of the Code and the regulations promulgated thereunder, “United States person” means: (i) a citizen or resident of the United States, (ii) a U.S. partnership, (iii) a U.S. corporation, (iv) any estate (other than a non-United States estate, within the meaning of Section 7701(a)(31) of the Code), (v) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (vi) any trust which has elected to be taxed as a trust described in (v).

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 5, 2016, the date that is 60 days after commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct such nominee to arrange for the withdrawal of those Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of XenoPort whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of XenoPort. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change and to different interpretations, possibly with a retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. The discussion applies only to stockholders of XenoPort in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, regulated investment companies, personal holding companies, partnerships, limited liability companies and other tax-transparent entities, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of XenoPort who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20%, plus a 3.8% health care tax on net investment income. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding, which is currently imposed at a rate of 28%, unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares are listed on the NASDAQ Stock Market (“NASDAQ”) under the symbol “XNPT”. The following tables set forth the quarterly high and low closing sales prices of the Shares for the periods indicated, as reported by NASDAQ.

Fiscal 2016	High Close	Low Close
First Quarter	$5.66	$3.86
Second Quarter (through June 5)	$7.09	$4.04

Fiscal 2015	High Close	Low Close
First Quarter	$9.60	$6.55
Second Quarter	$7.72	$5.35
Third Quarter	$7.86	$3.35
Fourth Quarter	$6.94	$3.36

Fiscal 2014	High Close	Low Close
First Quarter	$7.20	$4.94
Second Quarter	$5.38	$3.15
Third Quarter	$5.65	$4.12
Fourth Quarter	$9.24	$5.17

On May 20, 2016, the last full trading day before we announced the entry into the Merger Agreement, the closing sales price of XenoPort’s common stock reported on NASDAQ was $4.40 per Share. On June 3, 2016, the last full trading day before we commenced the Offer, the closing sales price of XenoPort’s common stock reported on NASDAQ was $7.07 per Share. Stockholders are urged to obtain a recent quotation for the Shares. XenoPort has not declared or paid cash dividends on its common stock.

7.	Certain Information Concerning XenoPort.

The information concerning XenoPort contained in this Offer to Purchase has been taken from or is based upon information furnished by XenoPort or its representatives or upon publicly available documents and records on file with the SEC (which may be obtained and inspected as described below) and other public sources and is qualified in its entirety by reference to such documents and records. The information concerning XenoPort in this Offer to Purchase should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Arbor, Parent, Purchaser or their affiliates have any knowledge that would indicate that any statements contained in this Offer to Purchase based on such documents and records are untrue. However, Arbor, Parent, Purchaser, and their affiliates do not take responsibility for the accuracy or completeness of the information contained in such documents and records or furnished by XenoPort, or for any failure by XenoPort to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Arbor, Parent, Purchaser or their affiliates.

XenoPort is a Delaware corporation with its principal executive offices located at 2000 Seaport Boulevard, Suite 300, Redwood City, California 94063, and XenoPort’s telephone number is (408) 616-7200.

Available Information. XenoPort is subject to the informational requirements of the Exchange Act and files periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the periodic reports, proxy statements or other information that XenoPort files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E. Washington, D.C. 20549, after payment of fees prescribed by the SEC. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a web site that provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

XenoPort Projections. XenoPort does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, XenoPort has in the past provided annual guidance with respect to HORIZANT® net product sales, net cash usage, research and development expenses and selling, general and administrative expenses and has from time to time provided updates to such guidance in connection with its quarterly financial reporting.

In addition, XenoPort provided to Arbor certain information relating to XenoPort’s projected expenses in connection with Arbor’s due diligence review. These projected expenses are included in the projected financial information concerning XenoPort that is described in the Schedule 14D-9. XenoPort advised Arbor that XenoPort’s internal expense forecasts are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projected expenses also reflect numerous assumptions (not all of which were provided to Arbor and many of which are subjective), all made by XenoPort management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond XenoPort’s control. Accordingly, there can be no assurance that the assumptions made by XenoPort in preparing the projected expenses will be realized and actual expenses may be materially greater or less than those contained in the projected expenses provided by XenoPort.

The inclusion of the projected expenses, or the other projections in the Schedule 14D-9, should not be regarded as an indication that any of Arbor, Parent, Purchaser, XenoPort or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Arbor, Parent, Purchaser, XenoPort or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue, if any, reliance on the projected information provided.

It is Arbor’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and XenoPort’s independent registered public accounting firm has not examined, compiled or performed any procedures with respect to the projections presented in the Schedule 14D-9, nor have they expressed any opinion or any other form of assurance on such information or the likelihood that XenoPort may achieve the results contained in the projections, and accordingly assume no responsibility for them.

8.	Certain Information Concerning Purchaser, Parent and Arbor.

General. Arbor is a Delaware corporation and the holding company of Parent. The principal executive office of Arbor is Arbor Pharmaceuticals, Inc., Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328, and its telephone number is 678-334-2420.

Parent is a Delaware limited liability company and a wholly owned subsidiary of Arbor. Parent, headquartered in Atlanta, Georgia, is a specialty pharmaceutical company currently focused on the cardiovascular, hospital and pediatric markets. Parent has over 600 employees including 500 sales professionals promoting its products to physicians, hospitals and pharmacists. Parent currently markets twenty NDA or ANDA approved products with over 35 more in development. All outstanding membership interests of Parent are wholly owned by Arbor. The principal executive office of Parent is located at Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328, and its telephone number is 678-334-2420.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent and indirect wholly owned subsidiary of Arbor. Purchaser was organized by Parent solely to acquire XenoPort and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of Purchaser are wholly owned by Parent. The principal executive office of Purchaser is located at Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328, and its telephone number is 678-334-2420.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser, Parent and Arbor are listed in Schedule I to this Offer to Purchase.

In this Section 8 — “Certain Information Concerning Purchaser, Parent and Arbor,” we refer to Arbor, Parent and Purchaser collectively, as “AP.”

Except as described in Schedule I to this Offer to Purchase, neither AP nor, to the best knowledge of AP, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of AP or the foregoing persons (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past sixty (60) days.

Except as described in this Offer to Purchase, neither AP nor, to the best knowledge of AP, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of XenoPort, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, neither AP nor, to the best knowledge of AP, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with XenoPort or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between AP or, to the best knowledge of AP, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and XenoPort or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Except as set forth in this Offer to Purchase, neither AP nor, to the best knowledge of AP, any of the persons listed in Schedule I has, during the past five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding any violation with respect to such laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Arbor, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Filings made with the SEC in connection with the Offer are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates.

9.	Source and Amount of Funds.

Arbor, Parent and Purchaser estimate that the total amount of funds required to consummate the Merger and Offer as required by the Merger Agreement will be approximately $467 million. Arbor and Parent expect to obtain the necessary funds from (i) cash-on-hand and (ii) the proceeds of the Debt Financing (defined below).

Pursuant to the debt commitment letter, dated May 21, 2016, entered into by Arbor in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”), Arbor has received a commitment from Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. for up to $575 million of debt financing (including a $75 million secured revolving credit facility, the proceeds of which are not expected to be used to consummate the Offer or the Merger but which may be used by Parent or the surviving corporation for general corporate purposes after the consummation of the Merger).

The debt financing contemplated by the Debt Commitment Letter is conditioned on the completion of the Merger in accordance with the Merger Agreement, as well as other customary conditions, including, but not limited to:

•	the execution and delivery by the borrowers and guarantors of definitive documentation, consistent with the Debt Commitment Letter on or prior to the date that is five business days after the End Date (as defined in the Merger Agreement);

•	subject to certain limitations, the absence of a Company Material Adverse Effect since May 21, 2016;

•	payment of all applicable fees and expenses;

•	delivery of certain audited, unaudited and pro forma financial statements;

•	the lead arrangers having been afforded a marketing period of at least 15 consecutive days (subject to certain blackout dates) following receipt of certain financial statements;

•	receipt by the lead arrangers of documentation and other information about the borrower and guarantors required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act);

•	subject to certain limitations, the execution and delivery of guarantees by the guarantors and the taking of certain actions necessary to establish and perfect a security interest in specified items of collateral;

•	the repayment of certain outstanding debt of Parent; and

•	the accuracy in all material respects of certain representations and warranties in the Merger Agreement and specified representations and warranties in the loan documents.

The documentation governing the debt financing contemplated by the Debt Commitment Letter has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described herein. In particular, certain terms of the credit facilities are subject to “flex” provisions.

The lenders may invite other banks, financial institutions and institutional lenders to participate in the debt financing contemplated by the Debt Commitment Letter and to undertake a portion of the commitments to provide such debt financing.

Obligors and Security. The borrower under the credit facilities will be Parent. The credit facilities will be guaranteed, subject to certain agreed upon exceptions, on a joint and several basis by Arbor and each of its direct and indirect wholly owned U.S. restricted subsidiaries. The credit facilities will be secured, subject to certain agreed upon exceptions, by (1) a first priority security interest in substantially all the tangible and intangible assets of the borrower and the guarantors and (2) a first-priority pledge of 100% of the capital stock of each direct, wholly owned material restricted subsidiary of Arbor (which pledge, in the case of any non-U.S. subsidiary of a U.S. subsidiary, will not include more than 65% of the voting stock of such non-U.S. subsidiary), in each case subject to certain exceptions.

Interest Rates, Fees and Amortization. Interest under the senior secured term loan facility and the revolving facility will be payable, at the option of the borrower, either at a base rate or a LIBOR-based rate plus a margin to be agreed.

The borrower may elect interest periods under the credit facilities of one, two, three or six months (or twelve months or less than one month if agreed to by all lenders) with respect to loans bearing interest based on LIBOR. Interest will be payable, in the case of loans bearing interest based on LIBOR, at the end of each interest period (but at least every three months) and, in the case of loans bearing interest based on the base rate, quarterly in arrears. In addition, the borrower is required to pay a commitment fee on any unutilized commitments under the senior secured revolving facility. The initial commitment fee rate is 0.50% per annum and after the date of closing of the Merger, will vary based upon a leverage-based pricing grid. The borrower is also required to pay customary letter of credit fees.

The senior secured term loan facility will mature seven years from the date of closing of the Merger and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount. The senior secured revolving facility will mature five years from the date of closing of the Merger and will have no amortization.

Prepayments, Covenants and Events of Default.

The credit facilities will also contain certain customary prepayment events, covenants and events of default (including upon a change of control).

Purchaser does not believe that its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition and Arbor has committed debt financing sufficient to finance the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser intends to complete the Merger, and all of the Shares (other than Shares held by XenoPort (or in XenoPort’s treasury), Parent, Purchaser or any other wholly owned subsidiary of Parent and Shares subject to appraisal rights) then issued and outstanding will be converted in the Merger into the right to receive the Offer Price (or any greater per Share price paid in the Offer).

10. Background of the Offer; Past Contacts or Negotiations with XenoPort.

The following is a description of contacts between representatives of Arbor, Parent, or Purchaser on the one hand, and representatives of the Company on the other hand, that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and other agreements related to the Offer, and does not purport to represent every conversation between representatives of Arbor, Parent, Purchaser and representatives of the Company.

Arbor regularly evaluates its business and plans and considers a variety of potential transactions to enhance its business, including the consideration of potential candidates for acquisitions and other strategic transactions.

On March 9, 2016, Ed Schutter, Chief Executive Officer and President of Arbor, briefly met Vincent Angotti, Chief Executive Officer of XenoPort, at an industry conference in Boston, Massachusetts.

On March 29, 2016, Mr. Schutter sent an e-mail to Mr. Angotti advising Mr. Angotti that Mr. Schutter would like to discuss strategic opportunities between Arbor and XenoPort, and on March 30, Mr. Schutter and Mr. Angotti had a telephone conversation during which they discussed the possibility of having an in-person meeting to discuss strategic opportunities between Arbor and XenoPort.

On March 31, 2016, Mr. Schutter and Mr. Angotti had a telephone conversation and exchanged a series of e-mails and ultimately determined that they would hold an in-person meeting in Dallas, Texas on April 6, 2016 to discuss strategic opportunities between Arbor and XenoPort.

On April 1, 2016, XenoPort and Parent executed a mutual confidentiality agreement governing, among other things, the use of confidential information provided for Parent’s due diligence investigation.

On April 6, 2016, Mr. Schutter, along with Arbor Medical Director Evan Scullin and Chief Financial Officer Jason McCarthy, met in Dallas, Texas with Mr. Angotti and Tom McCracken, XenoPort’s Vice President, Associate General Counsel, and Secretary. During this meeting Mr. Schutter and Mr. Angotti each made presentations about their respective companies and engaged in discussions about a potential acquisition of XenoPort by Arbor or an Arbor subsidiary.

On April 13, 2016, Parent sent XenoPort a preliminary non-binding proposal to acquire all of XenoPort’s outstanding shares for $6.20 per share in cash, subject to certain conditions, including the completion of satisfactory due diligence on XenoPort.

On April 18, 2016, Mr. Schutter and Mr. Angotti had a telephone conversation in which they discussed Arbor’s preliminary offer.

On April 20, 2016, Mr. Schutter and Mr. Angotti had a telephone conversation to discuss Arbor’s due diligence investigation of XenoPort. Mr. Schutter also sent Mr. Angotti a list of follow-up due diligence questions.

On April 25, 2016, Parent sent XenoPort a revised non-binding proposal to acquire all of XenoPort’s outstanding shares for $6.85 per share in cash, subject to certain conditions, including the completion of satisfactory due diligence on XenoPort. That same day, Mr. Schutter and Mr. Angotti had a telephone conversation to discuss the terms of Parent’s revised non-binding proposal to acquire all of XenoPort’s outstanding shares.

On April 28, 2016, Mr. Schutter and Mr. Angotti had a telephone conversation during which they further discussed the terms of Parent’s proposal. In addition, Weil Gotshal & Manges, LLC (“Weil”), legal counsel to XenoPort, sent to Alston & Bird LLP (“Alston”), legal counsel to Arbor, Parent, and Purchaser, XenoPort’s initial draft of the Merger Agreement.

On April 28, 2016, Arbor was granted access to an electronic data room containing confidential Company documents for the purpose of conducting due diligence.

Between May 6 and May 18, 2016, XenoPort and Arbor and their representatives and advisors held several conference calls to discuss various due diligence matters in response to Arbor’s due diligence requests. XenoPort and its advisors also periodically had discussions with Arbor regarding Arbor’s proposal.

On May 10, 2016, Leslie Zacks, Arbor’s Vice President, General Counsel, Chief Compliance Officer, and Secretary, sent to Weil a revised draft of the Merger Agreement.

On May 12, 2016, Mr. Schutter and Mr. Angotti had a telephone conversation during which they discussed the progress of due diligence and the general status of the transaction. In addition, Dr. Brian Adams, Vice President of Business Development at Arbor, had a telephone conversation with representatives of Centerview Partners, LLC to discuss progress of due diligence and timing of the transaction.

On May 13, 2016, Parent submitted a final, revised non-binding proposal to acquire all of XenoPort’s outstanding shares for $7.03 per share, subject to certain conditions, including approval by Arbor’s board of directors and lenders. This proposal stated that Parent anticipated being able to finalize a transaction within two weeks. Mr. Schutter also sent to Mr. Angotti the commitment letter regarding debt financing that Parent received from its lenders.

On May 14, 2016, Weil sent Alston a revised draft of the Merger Agreement, and on May 16, 2016, Mr. Zacks sent a further revised draft of the Merger Agreement to Centerview Partners, XenoPort and Weil.

On May 16, 2016, Mr. Schutter and Mr. Angotti had a telephone conversation during which they discussed the terms of the revised draft Merger Agreement and outstanding issues related to the Merger and the Offer.

On May 17, 2016, Weil sent a further revised draft of the Merger Agreement to Alston.

On May 18, 2016, Mr. McCracken provided Mr. Zacks with an update regarding due diligence. In addition, Dr. Adams and a representative of Centerview Partners, LLC had a telephone conversation to discuss several open points as well as the timing of the transaction.

On May 18, 2016, Mr. Zacks sent a further revised draft of the Merger Agreement to Centerview Partners, XenoPort and Weil, and on May 19, 2016, Weil sent a revised draft of the Merger Agreement to Parent.

On May 19 and May 20, 2016, XenoPort, Weil, Arbor, Parent, Purchaser and Alston conducted a number of conference calls, during which they negotiated the terms and conditions of the Merger Agreement, including Offer conditions, the conditions under which the Merger Agreement could be terminated, the amount of the proposed termination fees, and the terms of a number of ancillary documents. On May 20, 2016, Alston and Weil continued to provide one another with revised drafts of the Merger Agreement reflecting those discussions.

On May 20, 2016, Arbor’s board of directors approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger. Subsequent to the approval, Mr. Schutter and Mr. Angotti held a phone conversation to discuss several open points in the transaction.

On May 21, 2016, Parent, Purchaser, and XenoPort entered into the Merger Agreement.

On May 23, 2016, Parent and XenoPort issued a joint press release to announce the execution of the Merger Agreement.

11.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. For the purposes of this Section 11, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement.

The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement and should not be relied on by any other person. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and Purchaser in connection with the negotiated terms. Moreover, those representations and warranties were made only as of specified dates and are intended not as statements of fact, but as a way of allocating risk among the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company and different from those generally applicable to the Company’s SEC filings. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent and Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement requires Purchaser to offer to purchase all of the issued and outstanding Shares at the Offer Price (or any greater per Share price paid in the Offer), upon the terms and subject to the conditions of the Merger Agreement. The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after Purchaser is permitted to do so under applicable law and will pay for such Shares as promptly as possible after their acceptance by Purchaser. Pursuant to the terms of the Merger Agreement, unless extended in accordance with the Merger Agreement, the Offer must expire at 11:59 PM, New York City time, on the date that is 20 business days (calculated in accordance with Rules 14d-1(g)(3) and 14e-1(a) of the Exchange Act) following the commencement (within the meaning of Rule 14d-2 of the Exchange Act) of the Offer. The obligations of Purchaser (and the obligations of Parent to cause Purchaser) to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of the Offer conditions described in Section 15 — “Certain Conditions of the Offer.”

Pursuant to the Merger Agreement, Purchaser has expressly reserved the right to waive any of the Offer conditions in whole or in part at any time. Notwithstanding the foregoing, Purchaser and Parent have agreed in the Merger Agreement that, without the prior written consent of XenoPort, they may not (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased by Purchaser in the Offer, (iii) except as otherwise permitted by the Merger Agreement, reduce the Offer Price to be paid pursuant to the Offer, (iv) except as otherwise permitted by the Merger Agreement, extend or otherwise change the Expiration Time of the Offer, (v) change the form of consideration payable in the Offer, (vi) impose any condition to the Offer in addition to the Offer Conditions, (vii) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting any of the holders of Shares; or (viii) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Merger Agreement provides for the extension of the Offer and the Expiration Time in the following circumstances:

•	if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then: (i) Purchaser may extend the Offer and the then-scheduled Expiration Time for one or more additional periods of not more than 10 business days each, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date, to permit such Offer condition to be satisfied; and (ii) to the extent requested by XenoPort from time to time, Purchaser shall extend the Offer and the then-scheduled Expiration Time for one or more periods ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date, to permit such Offer condition to be satisfied;

•	Purchaser shall extend the Offer for any period required by applicable law, any interpretation or position of the SEC or its staff or the rules of The Nasdaq Stock Market LLC applicable to the Offer;

•	if, at the then-scheduled Expiration Time, XenoPort brings or has brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or Purchaser, the Expiration Time will be extended: (i) for the period during which such action is pending or such other time period established by the court presiding over such action but, in any event, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date;

•	if (i) on or after the second business day prior to the then-scheduled Expiration Time, the full amount of the Debt Financing is not reasonably expected to be available to be funded promptly after the Expiration Time (a “Financing Delay”) and Parent notifies the Company in writing that a Financing Delay has occurred (such notice, a “Financing Delay Notice”); (ii) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort; and (iii) Parent and Purchaser irrevocably acknowledge and agree in a writing delivered to XenoPort (which writing need only be delivered one time) that certain of the Offer conditions (including the Representations Conditions, the MAE Condition, and the Marketing Period Condition, each as defined under “Certain Conditions of the Offer”) are deemed to have been satisfied or waived at the Expiration Time, then Purchaser may extend (and re-extend) the Offer and the then-scheduled Expiration Time for one or more periods of up to five business days each, or such other duration as may be agreed to by Parent and XenoPort, except that Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date; and

•

if (i) on or after the second business day prior to the then-scheduled Expiration Time, there is a Financing Delay and Parent provides XenoPort with a Financing Delay Notice; and (ii) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort, then to the extent requested by

XenoPort from time to time, Purchaser shall extend the Offer and the then-scheduled Expiration Time for one or more periods of at least five business days and no more than 10 business days each, except that Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date.

The “End Date” is September 30, 2016, except that if the Marketing Period (as defined in the Merger Agreement) has commenced, but the Shares tendered in the Offer have not been accepted for payment, then the End Date will automatically extend to five business days following then-scheduled end of the Marketing Period.

XenoPort Board Recommendation. The Merger Agreement provides that the Company will file the Schedule 14D-9 with the SEC on or as promptly as practicable after the commencement of the Offer. The Merger Agreement further provides that, unless the Board of Directors of the Company has effected a Change in Recommendation (as defined below) in accordance with the terms of the Merger Agreement, the Schedule 14D-9 will include the Board of Directors’ recommendation that the XenoPort stockholders tender their Shares pursuant to the Offer (the “Company Board Recommendation”).

The Merger. The Merger Agreement provides that the Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and without a vote of the Company’s stockholders. Pursuant to the Merger Agreement, at the Effective Time, Purchaser will be merged with and into XenoPort, with XenoPort continuing as the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of Purchaser will cease, and XenoPort will continue as the Surviving Corporation and as a wholly owned subsidiary of Parent.

Charter, Bylaws, Directors and Officers. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated in their entirety to conform to the certificate of incorporation and bylaws of Purchaser in effect immediately prior to the Effective Time. In addition, the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation.

Effect of the Merger on Equity. Pursuant to the Merger Agreement, each Share that is held by XenoPort (or in XenoPort’s treasury), Parent or Purchaser or any other wholly owned subsidiary of Parent at the Effective Time shall cease to exist, and no consideration shall be paid in exchange therefor. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares that will cease to exist in accordance with the foregoing sentence and Dissenting Shares (as defined below)) shall be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), without interest (the “Merger Consideration”), subject to applicable tax withholding. As of the Effective Time, all such Shares shall automatically be canceled and cease to exist, and each holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Under the Merger Agreement, Shares outstanding immediately prior to the Effective Time held by stockholders (if any) who have preserved their appraisal rights for such Shares under Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Holders of Dissenting Shares shall be entitled only to such rights with respect to the Dissenting Shares as may be granted to such holders under Section 262 of the DGCL. The Merger Agreement provides that if a holder of Dissenting Shares fails to perfect or otherwise loses such holder’s right to appraisal under Section 262 of the DGCL, then the Dissenting Shares will automatically be converted into and represent only the right to receive the Merger Consideration.

The Merger Agreement further provides that, immediately prior to Purchaser’s acceptance of the Shares in the Offer (the “Acceptance Time”):

•	Each outstanding option to purchase Shares (a “Company Stock Option”) will fully vest and be cancelled and the holder of such Company Stock Option shall be entitled to receive a cash payment equal to the product of (i) the total number of shares underlying such Company Stock Option, multiplied by (ii) the excess, if any, of the Offer Price (or any greater per Share price paid in the Offer) over the exercise price per share of such Company Stock Option, without interest and less any applicable tax withholding.

•	Each outstanding restricted stock unit of the Company (each, a “Company RSU”) will fully vest and be cancelled and the holder of such Company RSU shall be entitled to receive a cash payment equal to the product of (i) the number of Shares subject to such Company RSU and (ii) the Offer Price (or any greater per Share price paid in the Offer), without interest and less any applicable tax withholding.

Under the Merger Agreement, each of the Offer Price and the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction between the date of the Merger Agreement and the Acceptance Time or Effective Time, as applicable.

Representations and Warranties. In the Merger Agreement, XenoPort has made customary representations and warranties to Parent and Purchaser, including representations relating to due organization and good standing; no subsidiaries; organizational documents; capitalization; SEC filings and financial statements; absence of certain changes; intellectual property; title to assets, real property, and inventory; material contracts; compliance with laws; legal proceedings and orders; regulatory matters; product registration files; communications with the U.S. Food and Drug Administration or equivalent governmental authority; compliance with the Foreign Corrupt Practices Act and similar laws; tax matters; employee benefit plans; labor matters; environmental matters; insurance; authority and the binding nature of the Merger Agreement; no shareholder vote required; no conflict and consents; inapplicability of Section 203 of the DGCL; opinion of the Company’s financial advisor; brokers; and accuracy information in the Schedule 14D-9.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to XenoPort, including representations relating to: organization and good standing; legal proceedings and orders; authority and the binding nature of the Merger Agreement; no conflict and consents; the fact that Parent is not an “interested stockholder” of XenoPort; financing; solvency; ownership of XenoPort shares; accuracy of information in Offer documents; and accuracy of information supplied for inclusion in the Schedule 14D-9.

Certain of the representations and warranties contained in the Merger Agreement and certain of the conditions to the Offer contained in the Merger Agreement and in this Offer to Purchase are qualified as to materiality or a “Company Material Adverse Effect.” The Merger Agreement defines a “Company Material Adverse Effect” as any event, change, effect, circumstance or occurrence that has a material adverse effect on the business, operations or financial condition of the Company, except that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect:

•	any adverse effect arising or resulting from general economic, financial or market conditions; any adverse effect arising or resulting from any facts, circumstances or conditions generally affecting the pharmaceutical or biotechnology industry; or any adverse effect arising or resulting from any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the Agreement, any act of God or other similar event, occurrence or circumstance; except, in the case of each of the foregoing, to the extent that such changes have a materially disproportionate adverse effect on the Company relative to the adverse effect on other development-stage companies in the pharmaceutical or biotechnology industry;

•	any adverse effect (including any loss of employees, any cancellation of or delay in customer orders and any litigation) arising or resulting from the announcement or pendency of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	any failure of the Company to meet internal or analysts’ expectations or projections, in and of itself;

•	any adverse effect arising or resulting from (i) any action or inaction by the Company taken or omitted to be taken with the consent or at the request of Parent or Purchaser, or (ii) compliance by the Company with the terms of, or the taking of any action contemplated or permitted by, the Merger Agreement;

•	any adverse effect arising or resulting from any change in any applicable law, rule or regulation of a governmental authority;

•	any decline in the Company’s stock price or any decline in the market price or trading volume of the Shares on NASDAQ, in and of itself;

•	any adverse effect arising or resulting from any request or requirement by any governmental authority that Parent or the Company (i) divest or agree to the divestiture of any assets or (ii) enter into any voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or other agreement or arrangement with respect to any assets or operations of the Company; and

•	any adverse effect arising or resulting from any change in accounting principles or the interpretation or application thereof.

Operating Covenants. Between the date of the Merger Agreement and the earlier of the Acceptance Time or the termination of the Merger Agreement, except to the extent Parent has otherwise agreed in writing (such consent not to be unreasonably withheld, conditioned or delayed), as permitted or required by the Merger Agreement, or as required by applicable law, XenoPort is subject to customary operating covenants, including conducting its business in the ordinary course of business consistent with past practice and using its commercially reasonable efforts to:

•	maintain and preserve intact the business organization of XenoPort;

•	maintain all necessary permits, licenses, registrations, qualifications and authorizations granted by a governmental authority;

•	keep available on commercially reasonable terms the services of its key executive officers and key employees; and

•	preserve its existing relationships with key vendors, key customers and other significant business relationships.

In addition, except to the extent Parent has otherwise agreed in writing (such consent not to be unreasonably withheld, conditioned or delayed), as permitted or required by the Merger Agreement, or as required by applicable law, between the date of the Merger Agreement and the earlier of the Acceptance Time or the termination of the Merger Agreement, XenoPort is subject to customary restrictions, including, subject to certain exceptions, restrictions on:

•	amendments to XenoPort’s organizational documents;

•	splits, combinations, or reclassifications of XenoPort’s capital stock or issuances of capital stock in exchange for XenoPort’s capital stock;

•	declaration of dividends or other distributions;

•	formation of subsidiaries, acquisitions of equity interests in other entities, or mergers with or acquisitions of all or substantially all of the assets of other entities or a business or division of another entity;

•	issuances of capital stock or other equity or voting securities of XenoPort or rights based on the value of XenoPort’s equity securities;

•	sales, transfers or other dispositions or encumbrances of material assets;

•	repurchases or other acquisitions of the Shares, Company Stock Options, Company RSUs, or XenoPort’s convertible debt;

•	incurrence of indebtedness;

•	making or forgiving any loans, advances or capital contributions;

•	adopting, amending, or terminating employee benefit plans or entering into certain employment or consulting agreements;

•	increases to the compensation or benefits of, payments or awards of any bonus to, or grants, modifications, or payments of severance or change in control benefits to, certain directors, officers and independent contractors of the Company;

•	entry into collective bargaining agreements;

•	entry into, or material amendments or premature terminations of, material contracts;

•	waiver, release or assignment of any material rights or claims;

•	material changes in accounting methods or practices;

•	making, revoking or changing tax elections, settling or compromising material tax liabilities or refunds, amending tax returns, or extending or waiving the statute of limitations for taxes;

•	making capital expenditures not contemplated by the Company’s budget;

•	adopting or effecting plans of liquidation, dissolution, merger or other reorganization;

•	settlement of legal proceedings; and

•	agreements or commitments to take any of the foregoing actions.

Cash Management Covenant. Prior to the Acceptance Time, XenoPort will use commercially reasonable efforts to convert at least $50 million of short-term investments to cash and discuss with Parent, and act in good faith in connection with, the conversion of XenoPort’s remaining cash equivalents and short-term investments into cash.

Non-Solicitation Provisions. The Merger Agreement provides that XenoPort will not, and will cause its officers, directors, employees, advisors, agents and representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage the submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each as defined below) (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL), (ii) furnish any information to any Person in connection with, or in response to, an Acquisition Proposal or Acquisition Inquiry (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; or (iv) waive, terminate, modify or fail to enforce any contractual standstill or similar obligation of any Person (other than Parent and Purchaser) (collectively, the “Non-Solicitation Restrictions”). In addition, the Merger Agreement requires XenoPort to, and to ensure its officers, directors, employees, advisors, agents and representatives, immediately following execution of the Merger Agreement cease and terminate any existing solicitation of, or discussions or negotiations with, any Person relating to an Acquisition Proposal or Acquisition Inquiry and to request the prompt return or destruction of any confidential information previously furnished or provided to such Person.

As used in the Merger Agreement, an “Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by or on behalf of Parent or any of its Subsidiaries) that could reasonably be expected to lead to an Acquisition Proposal. “Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating or otherwise relating to any transaction or series of related transactions (other than the Offer or the Merger) involving (a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 15% or more of the outstanding voting power of XenoPort; or (ii) in which XenoPort issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 15% or more of the outstanding voting power of XenoPort; (b) any sale, lease, exchange, transfer, exclusive license, exclusive sublicense, acquisition or disposition of the assets of any business or businesses that constitute or account for 15% or more of the net revenues, net income or assets of XenoPort; or (c) any combination of the foregoing.

If XenoPort receives an Acquisition Proposal or an Acquisition Inquiry, the Merger Agreement requires XenoPort to promptly (and in no event later than 48 hours after receipt of an Acquisition Proposal or Acquisition Inquiry) notify Parent in writing of such Acquisition Proposal or Acquisition Inquiry, and thereafter keep Parent reasonably and promptly informed of the status of and any material change to the terms of such Acquisition Proposal or Acquisition Inquiry, except that XenoPort is not required to provide Parent or Purchaser with the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry or the terms or conditions of any such Acquisition Proposal or Acquisition Inquiry to the extent that: (i) disclosure of such information is prohibited by any confidentiality agreement in effect as of the date of the Merger Agreement; and (ii) the only communications between XenoPort or any of its officers, directors, employees, advisors, agents and representatives and such Person relate to: (A) such Person being informed of XenoPort’s non-solicitation obligations under the Merger Agreement; and (B) a request that such Person waive any provision of such confidentiality agreement that prohibits XenoPort from providing Parent and Purchaser with such information.

Despite the Non-Solicitation Restrictions, the Merger Agreement provides that XenoPort may engage in any such discussions or negotiations and provide any such information in response to a bona-fide written Acquisition Proposal that did not result from a breach of such restrictions if: (i) prior to providing any material non-public information regarding XenoPort to any third party in response to an Acquisition Proposal, XenoPort receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are not materially less restrictive of such third party than the confidentiality agreement in place between XenoPort and Arbor (although such confidentiality agreement need not contain any standstill provision); (ii) the XenoPort Board of Directors determines in good faith, after consultation with XenoPort’s outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; and (iii) the XenoPort Board determines in good faith, after consultation with XenoPort’s outside legal counsel, that the failure to take such action would be a breach by the XenoPort Board of Directors of its fiduciary duties to XenoPort’s stockholders under applicable law. Pursuant to the Merger Agreement, prior to or concurrent with providing any material non-public information to such third party, XenoPort shall make such material non-public information available to Parent.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent or Purchaser) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of XenoPort, or (ii) a majority of the outstanding total voting power of the equity securities of XenoPort; and (b) the XenoPort Board of Directors determines in good faith, after consultation with XenoPort’s outside legal counsel and its financial advisor, to be more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement, after taking into account any factors that

XenoPort’s Board of Directors deems appropriate, including the likelihood and timing of consummation (as compared to the transactions contemplated by the Merger Agreement) and all legal, regulatory, financial, financing and other relevant aspects of such proposal.

In addition to the above restrictions, pursuant to the Merger Agreement, neither XenoPort’s Board of Directors nor any committee thereof may, except as described above and below, (i) withdraw, modify, amend or qualify, in a manner adverse to Parent and Purchaser, the Company Board Recommendation; (ii) approve, recommend or declare advisable any Acquisition Proposal; (iii) publicly propose or announce any intention to take any of the foregoing actions (any action described in clauses “(i),” “(ii)” or “(iii)” being referred to as a “Change in Recommendation”); or (iv) cause or permit XenoPort to enter into any contract (other than a confidentiality agreement entered into in compliance with the above restrictions) contemplating an Acquisition Transaction (any such contract, an “Alternative Acquisition Agreement”).

The Merger Agreement, however, does permit XenoPort’s Board to make a Change in Recommendation in response to an Acquisition Proposal and/or cause XenoPort to enter into an Alternative Acquisition Agreement concerning an Acquisition Proposal if:

•	such Acquisition Proposal did not result from a breach of the Non-Solicitation Restrictions;

•	the XenoPort Board determines in good faith, after consultation with XenoPort’s outside legal counsel and its financial advisor, (i) that such Acquisition Proposal would, if the Merger Agreement or the Offer were not amended or an alternative transaction with Parent were not entered into, constitute a Superior Proposal and (ii) that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause XenoPort to enter into such Alternative Acquisition Agreement would be a breach by the XenoPort Board of Directors of its fiduciary obligations to XenoPort’s stockholders under applicable law;

•	XenoPort delivers to Parent a written notice (the “Superior Proposal Notice”) stating that the XenoPort Board of Directors intends to take such action and including the identity of the Person making such Superior Proposal and the material terms thereof or (in the event the XenoPort Board of Directors contemplates causing XenoPort to enter into an Alternative Acquisition Agreement) including a copy of such Alternative Acquisition Agreement;

•	during the four business day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, XenoPort negotiates in good faith with Parent, to the extent desired by Parent, regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

•	after the expiration of such negotiation period, the XenoPort Board of Directors determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to the Merger Agreement and the Offer that Parent and Purchaser have proposed to make as a result of such negotiations, that (i) such Acquisition Proposal constitutes a Superior Proposal, and (ii) the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be a breach by the XenoPort Board of Directors of its fiduciary obligations to XenoPort’s stockholders under applicable law (such determination, an “Adverse Determination”); and

•	XenoPort enters into an Alternative Acquisition Agreement concerning such Superior Proposal, and XenoPort terminates the Merger Agreement in accordance with the terms of the Merger Agreement.

If a Superior Proposal is materially modified (with any change in the amount, form or mix of consideration deemed to constitute a material modification), XenoPort is required to again provide the Superior Proposal Notice, negotiate with Parent and Purchaser in good faith, and make an Adverse Determination, each as described above, but with the negotiation period reduced to three business days.

The Merger Agreement also permits XenoPort’s Board of Directors to make a Change in Recommendation that is not related to an Acquisition Proposal if:

•	any material change in circumstances arises after the date of the Merger Agreement affecting XenoPort that does not relate to any Acquisition Proposal (any such material change in circumstances unrelated to an Acquisition Proposal being referred to as a “Change in Circumstances”), except that neither of the following will constitute a Change in Circumstances: (i) the announcement or pendency of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; or (ii) the fact that XenoPort meets or exceeds internal or analysts’ expectations or projections;

•	the XenoPort Board of Directors determines in good faith, after consultation with its outside legal counsel, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would be a breach by the XenoPort Board of Directors of its fiduciary obligations to XenoPort’s stockholders under applicable law;

•	such Change in Recommendation is not effected prior to the fourth business day after Parent receives written notice from XenoPort confirming that the XenoPort Board of Directors intends to effect such Change in Recommendation, including a description of the Change in Circumstances in reasonable detail;

•	during such four business day period, if requested by Parent, XenoPort engages in good faith negotiations with Parent to amend the Merger Agreement or the Offer or enter into an alternative transaction; and

•	at the end of such negotiation period, the XenoPort Board of Directors determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to the Merger Agreement and the Offer that Parent and Purchaser have proposed to make as a result of such negotiations, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would be a breach by the XenoPort Board of Directors of its fiduciary obligations to XenoPort’s stockholders under applicable law.

Hart-Scott-Rodino (HSR) and Other Approvals and Filings. Pursuant to the Merger Agreement, each of XenoPort, Purchaser, and Parent agrees that it will: (i) promptly (but no later than 10 business days after the date of the Merger Agreement) make and effect all registrations, filings and submissions (other than the Offer documents and the Schedule 14D-9) required to be made or effected by it pursuant to the HSR Act, the Exchange Act and other applicable laws with respect to the Offer and the Merger; (ii) use reasonable best efforts to obtain all consents and approvals required from third parties in connection with the transactions contemplated by the Merger Agreement (including requesting early termination of the waiting period under the HSR Act); and (iii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by the Merger Agreement. If any claim, lawsuit, court proceeding, arbitration, or governmental or administrative investigation, audit or inquiry is instituted or threated to be instituted challenging any of the transactions contemplated by the Merger Agreement as violating any applicable antitrust law, Purchaser and Parent are also each required to vigorously contest, resist and defend any such proceeding and use reasonable best efforts to have vacated, lifted, reversed or overturned any court order, judgment, injunction or other determination resulting from such proceeding.

Employment and Employee Benefits. In the Merger Agreement, Parent agrees that all employees of XenoPort who continue employment with Parent or the Surviving Corporation after the Effective Time (“Continuing Employees”) shall, following the Effective Time: (i) be entitled to receive base pay, bonus and commission targets, severance and other benefits substantially similar to those in place with respect to similarly situated employees of Parent; and (ii) be eligible to participate in Parent’s employee benefit plans (including any profit sharing plans, bonus plans, severance plans and health and welfare benefit plans) to the same extent as similarly situated employees of Parent. Notwithstanding these obligations, Parent is not required by the Merger

Agreement to continue any specific employee benefit plans or retain any specific employees of XenoPort following the Effective Time.

Parent also agrees under the Merger Agreement to ensure that each Continuing Employee receives full credit for all purposes (other than benefit accrual under any defined benefit pension plan or to the extent it would result in duplication of benefits) for service with XenoPort under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable and to the extent allowed under such plan, program or policy, in which such employees became participants. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable XenoPort employee benefit plan as of the Effective Time. With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent shall, to the extent allowed under such plan: (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar XenoPort employee benefit plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs.

Under the Merger Agreement, Parent also agrees to cause the Surviving Corporation to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to XenoPort employees.

The Merger Agreement requires XenoPort to take all necessary actions with respect to the Company’s 2015 Employee Stock Purchase Plan (the “Company ESPP”) so that (i) the current offering as of the date of the Merger Agreement will be terminated, no offering periods or purchase periods will commence, and no payroll deductions or other contributions will be accepted; (ii) no additional Shares will be purchased or issued under the Company ESPP; and (iii) the Company ESPP shall terminate effective at the Effective Time.

Insurance and Indemnification. The Merger Agreement provides that Parent will cause XenoPort and the Surviving Corporation to fulfill and honor in all respects the obligations of XenoPort pursuant to (i) each written indemnification agreement in effect on the date of the Merger Agreement between XenoPort and each individual who is or was an officer or director of XenoPort at or at or at any time prior to the Acceptance Time (each, an “Indemnified Party”), and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the organizational documents of XenoPort as in effect on the date of the Merger Agreement. The Merger Agreement requires the organizational documents of the Surviving Corporation to contain the provisions with respect to indemnification, exculpation from liability and advancement of expenses set forth in XenoPort’s organizational documents on the date of the Merger Agreement and requires that, from and after the Acceptance Time through the sixth anniversary of the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnified Party.

Further, the Merger Agreement provides that through the sixth anniversary of the Effective Time, Parent shall cause to be maintained in effect, for the benefit of the Indemnified Parties, the level and scope of directors’ and officers’ liability insurance coverage as set forth in XenoPort’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement, except that Parent will not be required to expend in any one year more than 300% of the annual premium payable by XenoPort with respect to the Company’s current policy. Prior to the Acceptance Time, in lieu of providing such coverage, the Company has the right to obtain a prepaid “tail” policy providing directors’ and officers’ liability insurance through the sixth anniversary of the

Effective Time, and Parent will be required to maintain such “tail” policy in full force and effect for its term and cause the Surviving Corporation to honor all obligations thereunder.

Financing Assistance. Pursuant to the Merger Agreement, XenoPort agrees that, prior to the Acceptance Time, it will, and will use its reasonable best efforts to cause its officers, directors, employees, advisors, agents and representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing. This cooperation includes (i) furnishing Parent as promptly as reasonably practicable with financial information and other pertinent information regarding XenoPort to the extent such information exists (or is otherwise customary for debt financings similar to the Debt Financing, unless the delivery of such information would be unreasonably burdensome) and is reasonably requested by Parent to consummate the Debt Financing; (ii) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with rating agencies in connection with the Debt Financing, and cooperating with Parent in connection with Parent’s preparation of materials for documents required in connection with the Debt Financing; (iii) reasonably assisting Parent in preparing documentation related to the Debt Financing, and taking such corporate actions as may be required therewith; and (iv) providing all documentation and other information about XenoPort that is reasonably requested by the Lenders as the Lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent requested by Parent in writing at least nine business days prior to the Acceptance Time.

Parent Financing Efforts. Parent and Purchaser agree to use their reasonable best efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using their reasonable best efforts with respect to: (i) maintaining in full force and effect the Debt Commitment Letter; (ii) negotiating, executing and delivering definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained therein; and (iii) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions applicable to Parent, Purchaser and their respective subsidiaries to obtaining the Debt Financing. Parent and Purchaser further agree not to take certain actions, including terminating the Debt Commitment Letter, without XenoPort’s prior approval.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the closing date of the Merger of the following conditions:

•	Purchaser shall have accepted for payment the Shares validly tendered pursuant to the Offer and not withdrawn; and

•	No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any governmental entity of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, and the Offer and the Merger may be abandoned:

•	by mutual written consent of XenoPort and Parent at any time prior to the Acceptance Time;

•

by Parent or XenoPort at any time after the End Date and prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before the End Date; provided, however, that: (i) if the Marketing Period has commenced and is continuing, but the Acceptance Time has not yet occurred as of the End Date, then the End Date shall automatically be extended to the date that is five business days following the then-scheduled end date of the Marketing Period; and (ii) a party shall not be permitted to terminate the Merger Agreement if the breach by such party of any of its representations or warranties or the failure of such party to perform any covenant (other than any covenant related to the

Debt Financing) required to be performed by such party at or prior to the Acceptance Time shall have been the primary cause of the failure of the Acceptance Time to have occurred on or before the End Date;

•	by Parent or XenoPort at any time prior to the Acceptance Time if there shall be any law enacted that makes the acceptance for payment of, or the payment for, Shares tendered pursuant to the Offer or the Merger illegal or that prohibits the consummation of the Offer or the Merger, or any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer or prohibiting the consummation of the Merger, and such order, decree or ruling shall have become final and non-appealable;

•	by Parent or XenoPort if the Offer expires as a result of the non-satisfaction of one or more Offer Conditions or is validly terminated or withdrawn prior to the Acceptance Time in accordance with the Merger Agreement, without Purchaser having accepted for payment any Shares tendered pursuant to the Offer;

•	by Parent at any time prior to the Acceptance Time (i) if the XenoPort Board has made a Change in Recommendation or (ii) if, following the public announcement of an Acquisition Proposal or the commencement of a tender offer or exchange offer for the Shares (or any material change thereto is first made public or sent or given to the stockholders of XenoPort), the XenoPort Board of Directors has failed to publicly reaffirm the Company Board Recommendation and recommend that XenoPort’s stockholders reject such tender or exchange offer, as applicable, in each case upon Parent’s written request within 10 business days after receipt of such request;

•	by XenoPort in connection with the XenoPort Board making a Change in Recommendation in response to a Superior Proposal or causing XenoPort to enter into an Alternative Acquisition Agreement;

•	by Parent by written notice to XenoPort at any time prior to the Acceptance Time, if XenoPort’s breach of any representation or warranty in the Merger Agreement or failure to perform any covenant or obligation contained in the Merger Agreement on the part of XenoPort shall have occurred that would cause a failure of the relevant Offer Conditions, subject to XenoPort’s ability to cure such failure;

•	by XenoPort by written notice to Parent at any time prior to the Acceptance Time, if a breach in any material respect of any of Parent’s and Purchaser’s representations or warranties in the Merger Agreement or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement, subject to Parent’s and Purchaser’s ability to cure such failure;

•	by XenoPort by written notice to Parent at any time prior to the Acceptance Time, if Purchaser fails to commence the Offer on or prior to the date that is two business days after the date on which Purchaser is required to commence the Offer pursuant to the Merger Agreement; or

•	by XenoPort by written notice to Parent at any time prior to the Acceptance Time and after the Last Date if: (i) the Offer Conditions have been satisfied or waived (or deemed satisfied or waived) at the earlier of the Expiration Time and the date on which Parent delivers a Financing Delay Notice (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied); and (ii) XenoPort has confirmed by written notice to Parent that it intends to terminate the Merger Agreement if Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer when required in accordance with the Merger Agreement; and (iii) Purchaser has failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within the later of (x) three business days following the date on which XenoPort provides the notice contemplated by clause “(ii)” above and (y) one business day after the then-scheduled Expiration Time at the time XenoPort provides the notice contemplated by clause “(ii)” above (such later date, the “Last Date”).

Effect of Termination. Upon termination of the Merger Agreement in accordance with its terms, the Merger Agreement will have no further force and effect, without liability on the part of the Company, Purchaser or Parent, except that (i) the provisions related to, among others, expense reimbursement and indemnification contained in the financing cooperation provisions, the effect of termination of the Merger Agreement, and the termination fees described below will survive termination and remain in full force and effect and (ii) termination will not relieve any party for liability for an intentional and material breach of the Merger Agreement. The parties have agreed in the Merger Agreement that a failure by Parent or Purchaser to accept for payment or pay for Shares in accordance with the terms of the Merger Agreement following satisfaction of the conditions to the Offer, and any failure by Parent to consummate the Merger in accordance with the Merger Agreement following satisfaction of the conditions to the Merger, are deemed to constitute an intentional and material breach of the Merger Agreement.

Termination Fees. The Merger Agreement contemplates that a termination fee of $16,500,000 (the “Company Termination Fee”) will be payable by XenoPort to Parent in the event that the Merger Agreement is terminated under the following circumstances:

•	(i) Parent or XenoPort terminates the Merger Agreement at any time after the End Date or the Offer expires due to non-satisfaction of one or more of the Offer Conditions; (ii) an Acquisition Proposal has been publicly announced; and (iii) XenoPort consummates a Specified Acquisition Transaction within 12 months of such termination or XenoPort enters into a definitive agreement within such 12 months after such termination providing for a Specified Acquisition Transaction that is subsequently consummated;

•	Parent terminates the Merger Agreement at any time prior to the Acceptance Time (i) if the XenoPort Board has made a Change in Recommendation or (ii) if, following the public announcement of an Acquisition Proposal or the commencement of a tender offer or exchange offer for the Shares (or any material change thereto is first made public or sent or given to the stockholders of XenoPort), the XenoPort Board of Directors has failed to publicly reaffirm the Company Board Recommendation and recommend that XenoPort’s stockholders reject such tender or exchange offer, as applicable, in each case upon Parent’s written request within 10 business days after receipt of such request; or

•	XenoPort terminates the Merger Agreement in connection with the XenoPort Board making a Change in Recommendation in response to a Superior Proposal or causing XenoPort to enter into an Alternative Acquisition Agreement.

As used in the Merger Agreement, a “Specified Acquisition Transaction” means any transaction or series of related transactions (other than the Offer or Merger) involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 50% or more of the outstanding voting power of XenoPort; or (ii) in which XenoPort issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 50% or more of the outstanding voting power of XenoPort; (b) any sale, lease, exchange, transfer, exclusive license, exclusive sublicense, acquisition or disposition of the assets of any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of XenoPort; or (c) any combination of the foregoing.

The Merger Agreement also contemplates that a termination fee of $25,000,000 (the “Parent Termination Fee”) will be payable by Parent to XenoPort if (a) the Merger Agreement is terminated by XenoPort at any time prior to the Acceptance Time and prior to the Last Date, and (i) all of the Offer Conditions have been satisfied or waived (or deemed satisfied or waived) at the earlier of the Expiration Time and the date on which Parent delivers a Financing Delay Notice (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied), (ii) XenoPort has delivered written notice to Parent that it intends to terminate the Merger Agreement if Purchaser fails to consummate the Offer when required by the Merger Agreement, and (iii) Purchaser has failed to consummate the Offer by the Last Date. The Parent Termination fee is also payable by Parent to XenoPort if the Merger Agreement is terminated by either XenoPort or Parent at any time after the End Date if the Expiration Time has been extended by Parent due to a Financing Delay.

The Merger Agreement provides that neither the Company Termination Fee nor the Parent Termination Fee constitutes a penalty but instead is liquidated damages. In addition, while XenoPort and Parent may pursue both specific performance and the payment of the Company Termination Fee or the Parent Termination Fee, as applicable, they are not entitled to receive both a grant of specific performance and the Company Termination Fee or the Parent Termination Fee, as applicable. If Parent or Purchaser breaches the Merger Agreement, XenoPort may (i) obtain an injunction, specific performance or other equitable relief in accordance with the terms and conditions of the Merger Agreement or (ii) terminate the Merger Agreement and, where the Parent Termination Fee is payable, receive such termination fee or, where the Parent Termination Fee is not payable, seek money damages from Parent if Parent or Purchaser intentionally and materially breached the Merger Agreement. Notwithstanding the foregoing, the Merger Agreement provides that XenoPort may obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Purchaser’s obligations to consummate the Offer and the Merger only if (i) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied); (ii) the Debt Financing has been funded or will be funded at the Acceptance Time and (iii) XenoPort has irrevocably confirmed by written notice to Parent that if an injunction, specific performance or other equitable remedy were granted, XenoPort would take such actions required of it under the Merger Agreement to consummate the Offer and the Merger, as applicable. Pursuant to the Merger Agreement, the remedies described in this paragraph are the sole and exclusive remedies of the Company and its related parties with respect to the Merger Agreement, the transactions contemplated by the Merger Agreement, the Debt Commitment Letter and the Debt Financing, or in respect of any oral representations made or alleged to have been made in connection with any of the foregoing.

12.	Purpose of the Offer; Plans for XenoPort.

Purpose of the Offer. The purpose of the Offer is for Arbor, through Parent and Purchaser, to acquire control of, and the entire equity interest in, XenoPort. The Offer is intended to facilitate the acquisition of all of the issued and outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

If you tender your Shares in the Offer, you will cease to have any equity interest in XenoPort or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in XenoPort. Similarly, after tendering your Shares in the Offer or exchanging your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of XenoPort.

Approval. Under the DGCL, the approval of the XenoPort Board of Directors is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The XenoPort Board of Directors, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, XenoPort’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by XenoPort; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of XenoPort tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If we are prohibited from effecting the Merger in accordance with Section 251(h) of the DGCL, we reserve the right to effect the Merger in another manner that complies with the requirements of the DGCL.

Plans for XenoPort. The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, Purchaser will merge with and into XenoPort and XenoPort will become a wholly owned subsidiary of Purchaser. Arbor intends to maintain XenoPort as an indirect wholly owned subsidiary of Arbor. The Merger Agreement also provides that, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated in their entirety to conform to the certificate of incorporation and bylaws of Purchaser in effect immediately prior to the Effective Time. In addition, the Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation. See Section 11 — “The Merger Agreement.”

The products manufactured and/or distributed by XenoPort will remain substantively the same in the immediate future. Arbor’s plans regarding integration of XenoPort’s operations into Parent, future products or product modification, or expansion of XenoPort products into new countries, have not been determined. Arbor and Purchaser are conducting a detailed review of XenoPort and its assets, operations, properties, policies, management and personnel, with a view to integrating XenoPort’s business and Purchaser’s existing business. Arbor and Purchaser will, both during the pendency of the Offer and following the consummation of the Offer and the Merger, consider various changes that may be desirable following the completion of the Merger.

Except as described in this Offer to Purchase, we do not have any present plans or proposals that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or purchase, sale or transfer of a material amount of assets, involving XenoPort or (ii) any material change in the Company’s dividend rate or policy, indebtedness, or capitalization.

13.	Certain Effects of the Offer.

It is expected that the Merger will be consummated pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held directly by Parent and indirectly by Arbor.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are listed on the NASDAQ Stock Market. According to the published guidelines of NASDAQ, the Shares might no longer be eligible for listing on the NASDAQ Stock Market if, among other possible grounds, the number of publicly held Shares, the number of record holders, the aggregate market value or the bid price for the Shares no longer meets the requirements for continued listing.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of XenoPort to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by XenoPort to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to XenoPort, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of XenoPort and persons holding “restricted securities” of XenoPort to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Arbor and Purchaser currently intend to seek to cause the delisting of the Shares from NASDAQ and termination of the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for delisting and termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, without the prior written consent of Parent, XenoPort shall not declare, set aside or pay any dividend (whether payable in cash, stock or property), or make any other distribution in respect of, shares of XenoPort’s capital stock.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement.

Notwithstanding any other provisions of the Offer or the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not withdrawn, and subject to the terms of the Merger Agreement, Purchaser may extend or amend the Offer if:

(1)	immediately prior to the Expiration Time (as it may have been extended pursuant to the terms of the Merger Agreement), there shall not be validly tendered (not including Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the Expiration Time) and not validly withdrawn that number of Shares that, when added to the Shares then beneficially owned by Parent and its Affiliates, constitute at least a majority of the total number of then issued and outstanding Shares (the “Minimum Condition”);

(2)	immediately prior to the Expiration Time (as it may have been extended pursuant to the terms of the Merger Agreement), any of the following additional conditions shall not be satisfied or have been waived:

(a)	the waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or otherwise been terminated;

(b)	the representations and warranties of XenoPort concerning authorized capital stock, obligations to issue capital stock, authority and binding nature of the Merger Agreement, lack of requirement of a stockholder vote to approve the Merger Agreement and the Merger, inapplicability of Section 203 of the DGCL, opinion of XenoPort’s financial adviser, and brokers (collectively, the “Specified Representations”) shall be accurate in all material respects as of the Expiration Time (as it may have been extended pursuant to the terms of the Merger Agreement) as if made on and as of the Expiration Time (with all “Company Material Adverse Effect” and other materiality qualifications in the Specified Representations being disregarded);

(c)	the representations and warranties of the Company contained in the Merger Agreement, other than the Specified Representations, shall be accurate in all respects as of the Expiration Time (as it may have been extended pursuant to the terms of the Merger Agreement) as if made on and as of the Expiration Time, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Company Material Adverse Effect (with all “Company Material Adverse Effect” and other materiality qualifications in the Specified Representations being disregarded);

(d)	the covenants of the Company contained in the Merger Agreement that are required to have been performed by the Company prior to the Acceptance Time shall have been performed in all material respects;

(e)	since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect;

(f)	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted since the date of the Merger Agreement that makes consummation of the Offer or the Merger illegal,

(g)	Parent shall have received a certificate signed by an officer of the Company confirming the satisfaction of the conditions described in clauses “b,” “c” and “d” above,

(h)	the Marketing Period shall have been completed; or

(i)	the Merger Agreement shall not have been validly terminated in accordance with its terms.

The foregoing conditions (collectively, the “Offer Conditions”) are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition, may be waived (to the extent permitted by the Merger Agreement and applicable law) by Parent or Purchaser in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by XenoPort with the SEC and other publicly available information concerning XenoPort, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to XenoPort’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to XenoPort’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Arbor, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Arbor filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 31, 2016. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on June 15, 2016, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period, either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Arbor with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Arbor’s consent. In practice, complying with a Second Request can take a significant period of time. Although XenoPort is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither XenoPort’s failure to make those filings nor a request for additional documents and information issued to XenoPort from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of XenoPort. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, XenoPort, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Arbor believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Other Foreign Laws. Certain of Arbor’s subsidiaries conduct business in foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Arbor and XenoPort are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where XenoPort is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The XenoPort Board of Directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of XenoPort will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the consideration per Share to be paid in the Merger.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days after the effective date of the merger, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights, that the merger has been approved and that appraisal rights are available for any or all shares of such class or series of stock. Such notice musts include a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes formal notice of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise appraisal rights or who desires to preserve his, her or its right to do so, should carefully review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9. Failure to timely and properly comply with the specified procedures may result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL, which is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares; instead, upon the terms and conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Arbor and Purchaser have retained Georgeson LLC to be the Information Agent and Computershare to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Arbor, Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Arbor, Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, XenoPort has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the XenoPort Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning XenoPort” above.

AP Acquisition Sub, Inc.

June 6, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND ARBOR

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The business address and phone number of each such director and executive officer is AP Acquisition Sub, Inc., Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328; 678-334-2420. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Edward J. Schutter Chief Executive Officer and Director	Mr. Schutter was elected Chief Executive Officer and Director effective May 20, 2016. Mr. Schutter serves as a director of Knight Therapeutics, Vensun Pharmaceuticals, Establishment Labs, Mercer University and GA BIO. He began his career in pharmaceuticals with Atlanta, Georgia-based Reid-Provident labs.

Leslie Zacks Secretary and Treasurer	Mr. Zacks was elected Secretary and Treasurer effective May 20, 2016. Mr. Zacks was previously General Counsel and Chief Compliance Officer at Shionogi Pharma, Inc. from 2004 to 2010, prior to which he was partner in the law firm Hunton & Williams.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is Arbor Pharmaceuticals, LLC, Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328; 678-334-2420. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Edward J. Schutter Chief Executive Officer and Director	Mr. Schutter was elected Chief Executive Officer and Director effective January 17, 2013. Mr. Schutter serves as a director of Knight Therapeutics, Vensun Pharmaceuticals, Establishment Labs, Mercer University and GA BIO. He began his career in pharmaceuticals with Atlanta, Georgia-based Reid-Provident labs.

Leslie Zacks Secretary	Mr. Zacks was elected Secretary effective January 17, 2013. Mr. Zacks was previously General Counsel and Chief Compliance Officer at Shionogi Pharma, Inc. from 2004 to 2010, prior to which he was partner in the law firm Hunton & Williams.

3.	DIRECTORS AND EXECUTIVE OFFICERS OF ARBOR PHARMACEUTICALS, INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Arbor are set forth below. The business address and phone number of each such director and executive officer is Arbor Pharmaceuticals, Inc., Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328; 678-334-2420. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Edward J. Schutter President and Chief Executive Officer, Director	Mr. Schutter was elected Director, President and Chief Executive Officer effective April 12, 2010. Mr. Schutter serves as a director of Knight Therapeutics, Vensun Pharmaceuticals, Establishment Labs, Mercer University and GA BIO. He began his career in pharmaceuticals with Atlanta, Georgia-based Reid-Provident labs.

Thom Rowland Vice President, Commercial Operations	Mr. Rowland was elected Vice President, Commercial Operations effective October 1, 2012. Mr. Rowland has served in marketing positions with a number of pharmaceuticals companies over his career, including head of marketing with Scandipharm. From 2009 to 2011, Mr. Rowland was Vice President of Commercial Development at Alnara, which was subsequently acquired by Eli Lilly. Mr. Rowland was one of the founders of Ventrus Biosciences, which completed a successful initial public offering in 2010; he was Ventrus’s Chief Business Officer from September 2011 until October 2012.

Steven Caras, M.D, Ph.D. Vice President, Clinical Development	Dr. Caras was elected Vice President, Clinical Development effective November 6, 2013. Prior to his employment at Arbor, Dr. Caras served as the Senior Medical Director for Parexel International Corporation from August 2011 to November 2013. Dr. Caras is a gastroenterologist and biomedical engineer who began his career as a medical reviewer in the Cardio-Renal Division of the Food and Drug Administration, where he was mainly involved in antihypertensive and antiarrhythmic drugs.

Leslie Zacks Vice President, General Counsel, Chief Compliance Officer and Secretary	Mr. Zacks was elected Vice President, General Counsel, Chief Compliance Officer and Secretary effective December 31, 2011. Mr. Zacks was previously General Counsel and Chief Compliance Officer at Shionogi Pharma, Inc. from 2004 to 2010 and was partner in the law firm of Hunton & Williams.

Brian K. Adams, Ph.D Vice President, Business Development	Dr. Adams was elected Vice President, Business Development effective February 14, 2011. Dr. Adams was previously Head of Business Development at Cornerstone Therapeutics and Senior Director of Business Development at Shionogi Pharma.

Jason McCarthy Vice President, Chief Financial Officer and Treasurer	Mr. McCarthy was elected Corporate Controller on October 22, 2010. He was promoted to Vice President, Finance and Accounting in January 2013 and then to Vice President, Chief Financial Officer, effective July 1, 2015. Mr. McCarthy’s previous experience includes accounting, auditing and finance from a mixture of public and private companies, including his management of the financial reporting and accounting functions at Lodgian, Inc. Mr. McCarthy began his career in the audit function with PricewaterhouseCoopers.

Name and Position	Present Principal Occupation or Employment and Employment History
Mary Lou Freathy Vice President, Regulatory Affairs, Quality Affairs and Manufacturing	Ms. Freathy was elected Vice President, Regulatory Affairs, Quality Affairs and Manufacturing effective October 14, 2013. Ms. Freathy was Senior Vice President of Quality, Regulatory Affairs, and Chief Compliance Officer at G&W Laboratories from September 2011 to September 2013. From April 2007 to September 2011, Ms. Freathy was Vice President Regulatory Affairs, Quality and Compliance with Paddock Laboratories, Inc.

Jason Wild Chairman of the Board	Mr. Wild was elected Director as Chairman of the Board effective April 2010. Mr. Wild has been President of JW Asset Management, LLC, a registered investment firm based in New York City, since 2003. Mr. Wild is a Principal of JW GP, LLC and serves on the board of directors for JW Opportunities Master Fund, Ltd. and Vensun Pharmaceuticals, Inc.

Jason Klarreich Director	Mr. Klarreich was elected Director effective January 2015. Mr. Klarreich is the Chief Financial Officer and Chief Operating Officer of JW Asset Management, LLC, a registered investment firm based in New York City, which he joined as an analyst in 2006. Mr. Klarreich is also on the board of directors of JW Opportunities Master Fund, Ltd.

Ali Satvat Director

Mr. Satvat was elected Director effective January 2015. Mr. Satvat is a Member of KKR Management, LLC, the general partner of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), and a senior leader of the Americas Health Care industry team within KKR’s Private Equity platform. Mr. Satvat has served on the boards of directors of PRA Health Sciences, Inc. since 2013 and Coherus BioSciences, Inc. since 2014. Prior to joining KKR in 2012, Mr. Satvat was a Principal with Apax Partners, where he invested in health care since 2006 and served as a director of TZ Holdings (The TriZetto Group, Inc.) from 2008 to 2012 and Chiron Holdings (Kinetic Concepts, Inc. and LifeCell Corporation) from 2011 to 2012. Previously, Mr. Satvat held various positions with Johnson & Johnson Development Corporation, Audax Group and The Blackstone Group.

James Momtazee Director

Mr. Momtazee was elected Director effective January 2015. Mr. Momtazee is a Member of KKR Management LLC, the general partner of KKR, and Head of the Americas Health Care industry team within KKR’s Private Equity platform. Mr. Momtazee has served on the board of directors of PRA Health Sciences, Inc. since 2013 and previously served on the boards of directors of Jazz Pharmaceuticals plc from 2004 to 2014, HCA Holdings, Inc. from 2006 to 2014 and Lake Region Medical from 2005 to 2015. Prior to joining KKR in 1996, Mr. Momtazee was with Donaldson, Lufkin & Jenrette.

Allen Chao, Ph.D. Director	Dr. Chao was elected Director effective April 2010. Dr. Chao was a co-founder of Watson Pharmaceuticals, Inc., a specialty pharmaceuticals company, serving as director from 1985 to May 2008, Chairman from May 1996 to May 2008, and as Chief Executive Officer from 1985 to September 2007. Dr. Chao was the Managing Director of ARCH Healthcare Fund, LLC from 2008 to 2014 and is currently the Chairman of Ansun Biopharma, Inc. and the CEO of Tanvex BioPharma, Inc. Dr. Chao also serves on the board of directors for Impax Laboratories, Inc.

Name and Position	Present Principal Occupation or Employment and Employment History

Scott J. White President, Wilshire Pharmaceuticals, Inc.	Mr. White, President of Wilshire Pharmaceuticals, joined Wilshire on November 14, 2011. From August 2006 through November 2011, Mr. White was CEO at Aurobindo Pharmaceuticals, USA. Mr. White has also held leadership positions at Ivax Laboratories and Bedford Laboratories.

4. JW PARTNERS

Jason Wild, the Chairman of the Board of Directors of Arbor, is the managing member of JW GP, LLC. JW GP, LLC is the general partner of JW Partners, LP (“JW Partners”). JW Partners owned 37,500 Shares, or approximately 0.0006%, in XenoPort as of the date of the Merger Agreement and as of the date of this Offer to Purchase. The address of JW Partners is 515 Madison Avenue, 14th Floor, New York, NY 10022. The address of each of JW GP, LLC and Jason Wild is 14 North Lake Road, Armonk, NY 10504.

JW Opportunities Master Fund, Ltd. (“JW Opportunities”), on whose board of directors two of the Arbor board members, Jason Wild and Jason Klarreich, also sit, owned 12,500 Shares, or approximately 0.0002%, in XenoPort as of the date of the Merger Agreement and as of the date of this Offer to Purchase. JW Opportunities shares an investment advisor with JW Partners. Both JW Partners and JW Opportunities purchased their Shares in September 2015. The principal business address of JW Opportunities is 515 Madison Avenue, 14th Floor, New York, NY 10022.

The Letter of Transmittal, certificates for shares and any other required documents should be sent by you or your broker, dealer, bank, trust company or other nominee to the depositary as follows:

The Depositary for the Tender Offer is:

If delivering by mail:	If delivering by overnight delivery or courier:
Computershare C/O Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare C/O Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (877) 278-4751

Email: XenoPort@georgeson.com